333-83166

02036448

P.E 5-1-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 15 2002 WASH. D.C. 152 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

For the month of May 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

PROCESSED MAY 20 2002 THOMSON FINANCIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

May 2, 2002

By: ______
Name: Detlef Spigiel
Title: Technical Executive Director

May 2, 2002

By: ______
Name: Heiner Henke
Title: Principal Accounting Officer

Press Release

GROHE: fiscal year 2001 closes with 3% sales growth

Robust growth in a difficult market

Despite the global economic downturn Grohe, the world's leading manufacturer of sanitary products and systems, achieved 3.0% sales growth, bringing sales for 2001 to €880.8 million (2000: €855.5 million). This rise is due to foreign business, which continues to perform well and has more than compensated for the drop in sales in Germany. Foreign business now accounts for 72.1% of total sales.

Operational earnings grew at a higher rate than sales. Based on the consolidated financial statements in accordance with US GAAP, Grohe increased its consolidated EBITDA by 9.7% to €171.5 million (2000: €156.4 million).

Balance sheet details as well as the company's objectives for 2002 will be presented in-depth at the press conference on financial statements in Düsseldorf on June 11.